EXHIBIT 99.1

Brookfield Business Partners Completes Annual Filings

BROOKFIELD, NEWS, March 06, 2020 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) today announced that it has filed its 2019 annual report on Form 20-F (the “Annual Report”), including its audited financial statements for the year ended December 31, 2019, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available on our website at https://bbu.brookfield.com in the Reports & Filings section and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with more than $540 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com/reports-and-filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com